Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    March    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________










WILLOW CREEK COAL MINE DEBT FINANCING DISCUSSIONS PROGRESSING

VANCOUVER, BRITISH COLUMBIA, March 31, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") wishes to announce that discussions to provide a debt facility to bring the Willow Creek coal mine into production have continued to progress. The Company had originally targeted a decision by the end of March, however the discussions have not concluded.

The intent is to finalize in the near term a debt facility that will provide a large portion of the $C12.5 million (US$9.5 million) identified to provide capital requirements for mine-site construction and working capital required to begin shipments and to ramp up production to a rate of 95,000 tonnes per month by September of this year (an annualized rate of 1.1 million tonnes). Management expects to increase the currently permitted 900,000 tonnes per year level by mid-2005. The Company continues to target commencing commercial production in June of this year.

PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer
###
Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.










                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    March 31, 2004                " Graham Mackenzie "
                                      President and Chief Executive Officer